SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release	February 3, 2005 at 11.00 GMT

Stora Enso Full Year Results 2004

Operating profit weak despite improving demand; proposed dividend unchanged at EUR 0.45

Fourth Quarter Results

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share excluding non-recurring items were EUR 0.03 (EUR 0.10). Operating profit excluding non-recurring items was EUR 42.9 (EUR 131.6) million, which is 1.3% of sales. Profit before taxes and minority interests, excluding non-recurring items, amounted to EUR 24.7 (EUR 114.8) million. Non-recurring items in the operating profit totalled EUR 179.9 million due to changes in the disability pension schemes under the Finnish Statutory Employment Pension Scheme (“TEL”) as approved by the Finnish Ministry of Social Affairs and Health.

Sales at EUR 3 241.9 million were 6.9% higher than the previous quarter’s EUR 3 033.1 million. Cash flow from ongoing operations was EUR 406.0 (EUR 448.1) million and cash flow after investing activities EUR 86.7 (EUR 127.1) million. Cash earnings per share excluding non-recurring items were EUR 0.38 (EUR 0.45). Net financial items were EUR -32.5 (EUR -27.0) million. Market-related production curtailments totalled 80 000 (61 000) tonnes.

EUR million	2003	2004	Q4/03	Q1/04	Q2/04	Q3/04	Q4/04
Sales	12 172.3	12 395.8	3 028.8	3 017.9	3 102.9	3 033.1	3 241.9
EBITDA1)2)	1 710.6	1 508.4	376.3	394.0	363.3	418.4	332.7
Operating profit2)	525.8	336.4	77.4	103.4	58.5	131.6	42.9
Non-recurring items	-54.4	369.7	-14.5	115.7	—	74.1	179.9
Operating margin2), %	4.3	2.7	2.6	3.4	1.9	4.3	1.3
Operating profit	471.4	706.1	62.9	219.1	58.5	205.7	222.8
Profit before tax and minority interests2)	319.2	269.3	4.8	80.8	49.0	114.8	24.7
Profit before tax and minority interests	210.7	639.0	-63.7	196.5	49.0	188.9	204.6
Net profit for the period	137.9	739.7	-44.4	406.9	51.9	130.9	150.0

EPS2), Basic, EUR	0.24	0.25	0.00	0.06	0.06	0.10	0.03
EPS, Basic, EUR	0.16	0.89	-0.05	0.49	0.06	0.16	0.18
CEPS2)3), EUR	1.63	1.67	0.35	0.41	0.43	0.45	0.38
ROCE2), %	4.5	3.0	2.6	3.7	2.2	4.9	1.6

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Full Year Results

Full year sales increased by EUR 223.5 million to EUR 12 395.8 million, an increase of 1.8%. Operating profit excluding non-recurring items decreased by EUR 189.4 million to EUR 336.4 million. Earnings per share excluding non-recurring items were EUR 0.25 (EUR 0.24). Earnings per share excluding non-recurring items increased by EUR 0.01 and were EUR 0.25. Cash earnings per share excluding non-recurring items were EUR 1.67 (EUR 1.63).

Cash flow from operations totalled EUR 1 176.6 (EUR 1 808.3) million, with cash flow after investing activities amounting to EUR -16.8 (EUR 615.0) million.

Outlook

Commenting on the outlook, Stora Enso’s CEO Jukka Härmälä said, “In Europe demand for advertising-driven paper grades is expected to remain healthy. Newsprint and magazine paper prices are expected to rise as a result of the ongoing negotiations. Demand for fine paper is expected to be good, with coated fine paper prices stable, but uncoated fine paper prices are under pressure, partly due to increased competition and the weak US dollar. Demand for packaging board should remain stable, and some price increases are being implemented in consumer boards and coreboards. Demand for construction and joinery wood products is relatively stable globally, but the business suffers from overcapacity and weak currencies in main export markets.”

In North America print advertising expenditure remains robust. However, strong paper demand and improved selling prices are attracting additional imports mainly from Asia, especially in fine paper sheets. Stora Enso’s previously announced autumn price increase for magazine paper grades will be implemented for contract customers in the first quarter of 2005. Market conditions are expected to remain favourable and operating rates high. The Profit Enhancement Programme will continue to improve performance, although the financial results for the first half of 2005 will be affected by downtime due to rebuilding paper machine 26 at Biron Mill. The shutdown will take about three weeks and 10 000 tonnes of production will be lost.

Asian markets have stabilised and are expected to pick up in February, following the Chinese New Year.

Although demand outlook is generally positive, Group profits are expected to be influenced in the first quarter of 2005 by the US dollar and costs related to rebuilds in the publication paper mills at Langerbrugge (40 000 tonnes of production lost), Summa (15 000 tonnes of production lost), Corbehem (31 000 tonnes of production lost) and Biron (10 000 tonnes of production lost). The shutdowns will take from three to six weeks at each mill. Furthermore, the Group’s financial performance will continue to be adversely affected by rising energy-related and chemical costs.

The economic consequences of the recent storms in Northern Europe cannot yet be accurately estimated.

Despite the near-term challenges to Group profitability, the financial results for the full year 2005 are expected to show an improvement on 2004.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

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Stora Enso Full Year Results 2004

Operating profit weak despite improving demand; proposed dividend unchanged at EUR 0.45

Summary of Fourth Quarter Results (compared with previous quarter)

•	Sales were EUR 3 241.9 million (EUR 3 033.1 million).

•	Operating profit excluding non-recurring items was EUR 42.9 million (EUR 131.6 million).

•	Profit before tax and minority items excluding non-recurring items was EUR 24.7 million (EUR 114.8 million).

•	Earnings per share excluding non-recurring items were EUR 0.03 (EUR 0.10).

•	Cash earnings per share excluding non-recurring items were EUR 0.38 (EUR 0.45).

•	Non-recurring items increased operating profit by EUR 179.9 million or EUR 0.15 per share.

Demand for Group products continued to improve during the fourth quarter and deliveries increased in all product grades, especially advertising-driven paper grades. In Europe product prices were generally stable, but the earlier announced fine paper price increases have not materialised. Previously announced price increases were largely implemented in the USA. The Group’s profitability declined significantly, however, owing to the impact of seasonal shutdowns, the direct and indirect effects of the weak US dollar and higher input costs, including wood harvesting costs due to the wet autumn in Northern Europe.

European deliveries of publication paper increased substantially as demand in Western Europe recovered; fine paper demand followed the normal seasonal pattern and deliveries were similar to the previous quarter. Euro-denominated prices for most paper grades were stable, although revenue from the Group’s European export volumes was depressed by the weaker US dollar. Packaging board deliveries increased slightly, with good demand for all products, and some price increases were implemented in consumer boards and coreboards during the period. Demand for wood products remained strong, but the redwood market was still oversupplied. Wood product prices were relatively stable, although deliveries from Europe suffered from the fall in the US dollar against the euro during the quarter. Wood costs rose in the Baltic area and Russia, and poor weather increased harvesting costs for the Group’s Wood Supply Europe division.

In North America demand for magazine and fine paper remained strong and deliveries increased. The previously announced autumn price increase for fine paper grades was largely implemented in the fourth quarter. The corresponding increase for publication paper prices will be effected as contracts renew in the first quarter of 2005.

Market-related production curtailments totalled 73 000 tonnes in Europe and 7 000 tonnes in North America (in speciality paper), compared with the previous quarter’s total of 61 000 tonnes, which was all in Europe.

Paper and board deliveries totalled 3 783 000 tonnes, which is 197 000 tonnes more than the previous quarter’s 3 586 000 tonnes. Production totalled 3 655 000 tonnes (3 725 000 tonnes). Deliveries of wood products totalled 1 695 000 cubic metres, compared with the previous quarter’s 1 595 000 cubic metres.

EUR million	2003	2004	Q4/03	Q1/04	Q2/04	Q3/04	Q4/04
Sales	12 172.3	12 395.8	3 028.8	3 017.9	3 102.9	3 033.1	3 241.9
EBITDA1)2)	1 710.6	1 508.4	376.3	394.0	363.3	418.4	332.7
Operating profit2)	525.8	336.4	77.4	103.4	58.5	131.6	42.9
Non-recurring items	-54.4	369.7	-14.5	115.7	—	74.1	179.9
Operating margin2), %	4.3	2.7	2.6	3.4	1.9	4.3	1.3
Operating profit	471.4	706.1	62.9	219.1	58.5	205.7	222.8
Profit before tax and minority interests2)	319.2	269.3	4.8	80.8	49.0	114.8	24.7
Profit before tax and minority interests	210.7	639.0	-63.7	196.5	49.0	188.9	204.6
Net profit for the period	137.9	739.7	-44.4	406.9	51.9	130.9	150.0

EPS2), Basic, EUR	0.24	0.25	0.00	0.06	0.06	0.10	0.03
EPS, Basic, EUR	0.16	0.89	-0.05	0.49	0.06	0.16	0.18
CEPS2)3), EUR	1.63	1.67	0.35	0.41	0.43	0.45	0.38
ROCE2), %	4.5	3.0	2.6	3.7	2.2	4.9	1.6

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

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Fourth Quarter Results (compared with previous quarter)

Sales at EUR 3 241.9 million were 6.9% higher than the previous quarter’s EUR 3 033.1 million as higher deliveries were partially offset by lower revenues due to depreciation of the US dollar. Sales improved in all product segments except Wood Products.

Operating profit excluding non-recurring items was EUR 42.9 (EUR 131.6) million, which is 1.3% of sales. Operating profit dropped in all segments except Merchants, and declined into a loss in Wood Products and Wood Supply Europe. Operating profit was EUR 222.8 (EUR 205.7) million.

Operating profit excluding non-recurring items decreased due to increased fixed costs mainly related to seasonal shutdowns (about EUR 40 million), the impact of higher wood costs (about EUR 15 million) and increased energy-related costs (about EUR 10 million). The weakened US dollar had a negative operating effect of about EUR 20 million, partly offset by a positive effect of released cash flow hedging contracts, especially for the US dollar and British pound, of EUR 5.0 (EUR 2.1) million.

Non-recurring items in the operating profit totalled EUR 179.9 million due to changes in the disability pension schemes under the Finnish Statutory Employment Pension Scheme (“TEL”) as approved by the Finnish Ministry of Social Affairs and Health.

Profit before taxes and minority interests, excluding non-recurring items, amounted to EUR 24.7 (EUR 114.8) million.

Net financial items were EUR -32.5 (EUR -27.0) million. Net interest expenses amounted to EUR -32.6 (EUR -31.8) million and net foreign exchange losses were EUR 2.8 (EUR 1.5) million. Other financial items totalled a positive EUR 2.9 (EUR 6.3) million, mainly related to unrealised changes in fair values of financial instruments.

The share of associated company results amounted to EUR 14.3 (EUR 10.2) million, including EUR 11.3 million for Bergvik Skog.

Net taxes totalled EUR -54.1 (EUR -56.6) million, and the minority interest in profits was EUR -0.4 (EUR -1.4) million and the net profit for the quarter was EUR 150.0 (EUR 130.9) million.

Earnings per share excluding non-recurring items were EUR 0.03 (EUR 0.10). Basic earnings per share were EUR 0.18 (EUR 0.16).

The return on capital employed excluding non-recurring items was 1.6% (4.9%). Capital employed was EUR 10 670.5 million on 31 December 2004, a net decrease of EUR 174.5 million, including a decrease of EUR 209.0 million related to currency effects.

Capital Structure

EUR million	31 Dec 2003	30 Sept 2004	31 Dec 2004
Fixed assets	12 676.1	11 056.6	10 848.2
Working capital	872.1	1 220.7	1 322.1

Operating Capital	13 548.2	12 277.3	12 170.3
Net tax liabilities	-1 935.1	-1 432.3	-1 499.8

Capital Employed	11 613.1	10 845.0	10 670.5

Associated companies	319.0	558.5	568.1

Total	11 932.1	11 403.5	11 238.6

Shareholders’ equity	7 952.9	7 993.9	8 051.1
Minority interests	60.3	67.0	136.1
Interest-bearing net liabilities	3 918.9	3 342.6	3 051.4

Financing Total	11 932.1	11 403.5	11 238.6

Financing

Cash flow from ongoing operations was EUR 406.0 (EUR 448.1) million and cash flow after investing activities EUR 86.7 (EUR 127.1) million. Cash earnings per share excluding non-recurring items were EUR 0.38 (EUR 0.45).

At the end of the period, interest-bearing net liabilities were EUR 3 051.4 million, a decrease of EUR 291.2 million. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 3.0 billion.

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Shareholders’ equity amounted to EUR 8.1 billion or EUR 9.81 (EUR 9.72) per share, compared with the market capitalisation on the Helsinki Stock Exchange on 31 December 2004 of EUR 9.5 billion.

The debt/equity ratio at 31 December 2004 was 0.38 (0.41). The currency effect on equity was EUR -40.0 million net of the hedging of equity translation risks. Share buy-backs decreased equity by EUR 23.3 million in the fourth quarter.

Quarterly Change in Interest-bearing Net Liabilities

EUR million	Cash Flow, Ongoing Operations	Structural Changes and OCI*	Translation Difference	Balance Sheet Impact
Operating profit	222.8			222.8
Adjustments	289.8			289.8
Change in working capital	-106.6		5.2	-101.4

Cash Flow from Operations	406.0	0.0	5.2	411.2

Capital expenditure	-214.3			-214.3
Acquisitions	-147.4			-147.4
Other changes in fixed assets	42.4		228.6	271.0

Operating cash flow	86.7	0.0	233.8	320.5

Net financing items (incl. associated companies)	-18.1	-6.1	5.8	-18.2
Taxes paid	38.4	-0.4	-24.8	13.2
Repurchase of own shares	-23.3			-23.3
Other change in shareholders’ equity and minority interests	59.8	-20.6	-40.0	0.8

Change in Interest-bearing Net Liabilities	143.5	-27.1	174.8	291.2

*	OCI = Other Comprehensive Income

Capital Expenditure for the Fourth Quarter and Full Year 2004

Capital expenditure for the fourth quarter totalled EUR 214.3 million, giving a total for the year of EUR 979.6 million, which is about 90% of the depreciation charge. No new major capital expenditure projects were approved during the quarter.

The main ongoing projects during the year were rebuilding paper machine 6 at Maxau Mill (EUR 115.0 million), the new paper machine 12 at Kvarnsveden Mill (EUR 86.6 million), the Skoghall Energy 2005 project (EUR 54.7 million), rebuilding paper machine 3 and a new cut-size line at Veitsiluoto Mill (EUR 27.5 million) and folding boxboard asset improvements at Baienfurt Mill (EUR 28.1 million).

Events in Associated Companies

During the fourth quarter Stora Enso invested a further EUR 7.9 million in equity in Veracel, bringing the total amount invested in 2004 to EUR 80.4 million.

Fourth Quarter Events

In October Stora Enso announced the divestment of its majority shareholding in PT Finnantara Intiga, which owns the Finnantara plantation in West Kalimantan, Indonesia, to Global Forest Ltd., which is part of the Sinar Mas Group. The transaction resulted in a minor gain over the USD 26 (EUR 21) million book value of the plantation.

Also in October Stora Enso announced that the press section of newsprint machine 4 at Langerbrugge Mill in Belgium would be modified. Metso, the supplier responsible for the machine, is undertaking the modification during the first quarter of 2005. About 40 000 tonnes of production will be lost during the shutdown.

In December Stora Enso acquired 66% of the shares in the Polish packaging producer Intercell S.A. from private shareholders and the International Finance Corporation.

Also in December, Stora Enso launched a SEK 4.3 billion 5-year bond offer in Swedish krona (SEK benchmark) issued under its domestic MTN programme in order to prolong the maturity profile and take advantage of the prevailing market conditions. The deal pays a fixed coupon of 3.875% and had an issue/reoffer price of 99.599 to give a spread of 38 bps over the mid 5-year SEK swap rate.

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Stora Enso North America (July – December 2004)

The USD figures are translated at the EUR/USD exchange rate of 1.3621.

The North American economies continued to grow during the second half of 2004, fuelling advertising in print and improved demand for printing and writing papers. Selling prices and volumes were both higher than in the first six months.

Stora Enso’s performance in North America was significantly better than in the previous six months. Operating loss before goodwill amortisation and non-recurring items was USD 10 (EUR 7) million in the second half of the year, compared with a USD 130 (EUR 95) million loss in the first half of 2004 and a USD 86 (EUR 63) million loss in the second half of 2003. Growth in revenue was partially offset by increasing costs, especially for fuel, fibre and chemicals. The strengthening of the Canadian dollar against the US dollar decreased the profits for Port Hawkesbury Mill in Canada by about USD 10 million. Capital expenditure in the six-month period totalled USD 84 (EUR 62) million, compared with USD 120 (EUR 88) million in the first half of 2004 and USD 108 (EUR 79) million in the second half of 2003.

Operating cash flow after investing activities was a positive USD 39 (EUR 29) million, compared with a negative USD 100 (EUR 73) million in the first half of the year and a negative USD 50 (EUR 37) million during the second half of 2003.

Of the USD 250 million total amount allocated to the Profit Enhancement Programme, USD 227 (EUR 167) million had been recorded by the end of 2004. The previously announced annual earnings improvement of USD 145 (EUR 106) million is on target to be achieved from mid 2005 onwards.

Since the programme was announced, the workforce has been reduced by 16% (1 000 employees), three uncompetitive paper machines have been permanently shut down and four paper machines have been modified to improve productivity and quality. By mid 2005 the workforce is expected to have been further reduced to some 5 000 employees, compared with 7 500 in 1999. As announced earlier, modifications to healthcare benefits were made to improve profitability.

The rebuild of paper machine 26 at Biron Mill, the division’s largest lightweight-coated magazine paper machine, will be completed in early February 2005. The rebuild of lightweight-coated magazine paper machine 64 at Whiting Mill has been postponed until early 2006.

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Stora Enso Full Year Results 2004

Financial Results 2004 (compared with previous year)

Sales increased by EUR 223.5 million to EUR 12 395.8 million, an increase of 1.8%. Higher production volumes were partially offset by the negative impact of declining prices, especially during the first half of the year.

Operating profit excluding non-recurring items decreased by EUR 189.4 million to EUR 336.4 million. Profits were lower in all segments except Merchants and Wood Products. The main reasons for the decrease in profits were the decline in prices, partly offset by increased volumes, two major rebuilds in North America and the weak US dollar (EUR 124 million). In addition the structural change of the sale of the Swedish forests to Bergvik Skog AB had a negative effect of EUR 80 million for the 10 months. The operating profit for the year totalled EUR 706.1 (EUR 471.4) million. Released cash flow hedging contracts, especially for the US dollar and British pound, had an impact of EUR 16.4 (EUR 105.1) million on operating profit.

There were four non-recurring items with a total positive effect of EUR 369.7 (EUR -54.1) million on operating profit, comprising the gain on restructuring ownership of the Swedish forestlands, the reversal of expenses already taken in respect of various US retiree healthcare programmes, the provision for the future reduction of maintenance personnel in the USA and the income relating to the change in the Finnish disability pension scheme.

The share of results in associated companies amounted to EUR 38.9 (EUR -23.0) million, of which Veracel accounted for EUR 3.3 million, Bergvik Skog EUR 24.2 million, Tornator EUR -1.7 million and Sunila EUR 5.3 million.

Net interest costs for the year totalled EUR -141.3 million, which is 3.7% of interest-bearing net liabilities and EUR 44.8 million less than for the previous year, mainly due to lower interest rates and decreased average indebtedness. Foreign exchange losses in financial items were EUR 1.1 (gain of EUR 12.5) million. Other financial items totalled EUR 36.4 (EUR -64.1) million, mostly due to unrealised changes in fair values of financial instruments.

Profit before taxes and minority interests, excluding non-recurring items, amounted to EUR 269.3 (EUR 319.2) million.

Net taxes totalled a positive EUR 108.8 (EUR -67.0) million, the gain resulting from the release of EUR 240.5 million in deferred tax liabilities on the fair valuation of biological assets relating to the restructuring of forestland ownership in Sweden and a change in deferred taxes of EUR 20.0 million due to changes in Finnish tax laws. The tax charge excluding these two non-recurring items was EUR 151.7 million, a rate of 28.9% (31.7%).

Minority interests were EUR -8.1 (EUR -5.8) million, leaving a net profit for the period of EUR 739.7 (EUR 137.9) million.

Earnings per share excluding non-recurring items increased by EUR 0.01 and were EUR 0.25. Basic earnings per share were EUR 0.89 (EUR 0.16).

The return on capital employed was 3.0% (4.5%) before non-recurring items. Capital employed was EUR 10 670.5 million at the end of the period, a net decrease of EUR 942.6 million mainly due to the restructuring of forestland ownership in Sweden. The currency effect decreased the capital employed by EUR 170.3 million.

Financing

Cash flow from operations totalled EUR 1 176.6 (EUR 1 808.3) million, with cash flow after investing activities amounting to EUR -16.8 (EUR 615.0) million. Cash earnings per share excluding non-recurring items were EUR 1.67 (EUR 1.63).

At the end of the year, interest-bearing net liabilities were EUR 3 051.4 million, down EUR 867.5 million.

Research and Development

In 2004 Stora Enso spent EUR 82.2 (EUR 88.8) million on research and development, equivalent to 0.7% of sales.

Inspections by Competition Authorities

In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the USA. The investigations by the authorities in both Europe and the USA are at a fact-finding stage only and no formal allegations have been made against the Group or any of its employees. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA. No provision has been made.

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Changes in Group Composition

In March Stora Enso finalised the restructuring of forestland ownership in Sweden and the divestment of forestland in Canada. The Group’s Swedish forests were transferred to Bergvik Skog AB with the majority of its shares sold to institutional investors, Stora Enso retaining a 43.3% stake. Stora Enso also finalised the divestment of its 146 000 hectares of forestland in Ontario, Canada.

In September Stora Enso finalised the acquisition of the Dutch paper merchant Scaldia Papier B.V. from International Paper. The Group acquired Scaldia Papier to strengthen its presence in the rapidly changing European paper merchant market and to achieve synergies with its Papyrus merchant operations.

In October Stora Enso sold its majority shareholding in PT Finnantara Intiga, which owns the Finnantara plantation in West Kalimantan, Indonesia, to Global Forest Ltd., which is part of the Sinar Mas Group.

In December Stora Enso acquired 66% of the Polish packaging producer Intercell S.A. from private shareholders and the International Finance Corporation.

Personnel

The average number of employees decreased by 485 persons during the year to 43 779. The largest decreases were in Finland, the USA and Sweden and the largest increase in Russia. On 31 December 2004 there were 45 307 employees, 2 493 more than at the end of 2003, mainly due to the acquisition of Intercell at the end of the year and new forestry companies in Russia.

Share Capital

During the calendar year 2004 a total of 12 300 A shares and 18 461 600 R shares, with a combined nominal value of EUR 31.4 million, were repurchased by the Company, representing 2.2% of the shares and 0.8% of the voting rights. The average price paid for A shares was EUR 10.66 and for R shares EUR 10.77.

The Annual General Meeting (AGM) on 18 March 2004 decided to lower the Company’s share capital by EUR 47.3 million through the cancellation of 8 100 A shares and 27 800 000 R shares. These shares had been repurchased under the authorisation of the AGM in 2003.

The AGM on 18 March 2004 further authorised the Board of Directors to repurchase and dispose of not more than 9 000 000 A shares and not more than 32 700 000 R shares in the Company. Repurchases started on 31 March 2004 and by 31 December 2004 the Company had repurchased 12 300 A shares at an average price of EUR 10.65 and 14 889 400 R shares at an average price of EUR 10.78. This represents 0.1% of the current authorisation for A shares and 45.5% for R shares.

By 31 December 2004 the Company had allocated 34 897 of the repurchased R shares under the terms of the Stora Enso North America Option Plan, leaving the Company holding 12 300 A shares and 16 794 931 R shares.

During the year a total of 2 154 457 A shares were converted into R shares. The latest conversion was recorded in the Finnish Trade Register on 15 December 2004.

At the year end Stora Enso had 179 048 523 A shares and 658 194 876 R shares in issue, of which the Company held 12 300 A shares and 16 794 931 R shares with a nominal value of EUR 28.6 million. The holding represents 2.0% of the Company’s share capital and 0.7% of the voting rights.

Events after the Period

On 18 January Stora Enso announced its plans to acquire a leading French paper merchant, Papeteries de France (PdF), from International Paper. PdF, which has annual net sales of about EUR 160 million from a sales volume of some 160 000 tonnes of paper, would become part of the Stora Enso Merchants division, Papyrus.

On 25 January Stora Enso signed a new EUR 1.75 billion syndicated credit facility agreement with a group of 23 banks. The facility, which has a maturity of five years, is for general corporate purposes and replaces an existing EUR 2.5 billion syndicated facility.

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On 3 February Stora Enso announced its plans to rebuild boiler 2 at Hylte Mill. The project will start immediately and is scheduled to be completed in February 2006. Capital expenditure on the project will amount to EUR 40 million.

Outlook

In Europe demand for advertising-driven paper grades is expected to remain healthy. Newsprint and magazine paper prices are expected to rise as a result of the ongoing negotiations. Demand for fine paper is expected to be good, with coated fine paper prices stable, but uncoated fine paper prices are under pressure, partly due to increased competition and the weak US dollar. Demand for packaging board should remain stable, and some price increases are being implemented in consumer boards and coreboards. Demand for construction and joinery wood products is relatively stable globally, but the business suffers from overcapacity and weak currencies in main export markets.

In North America print advertising expenditure remains robust. However, strong paper demand and improved selling prices are attracting additional imports mainly from Asia, especially in fine paper sheets. Stora Enso’s previously announced autumn price increase for magazine paper grades will be implemented for contract customers in the first quarter of 2005. Market conditions are expected to remain favourable and operating rates high. The Profit Enhancement Programme will continue to improve performance, although the financial results for the first half of 2005 will be affected by downtime due to rebuilding paper machine 26 at Biron Mill. The shutdown will take about three weeks and 10 000 tonnes of production will be lost.

Asian markets have stabilised and are expected to pick up in February, following the Chinese New Year.

Although demand outlook is generally positive, Group profits are expected to be influenced in the first quarter of 2005 by the US dollar and costs related to rebuilds in the publication paper mills at Langerbrugge (40 000 tonnes of production lost), Summa (15 000 tonnes of production lost), Corbehem (31 000 tonnes of production lost) and Biron (10 000 tonnes of production lost). The shutdowns will take from three to six weeks at each mill. Furthermore, the Group’s financial performance will continue to be adversely affected by rising energy-related and chemical costs.

The economic consequences of the recent storms in Northern Europe cannot yet be accurately estimated.

Despite the near-term challenges to Group profitability, the financial results for the full year 2005 are expected to show an improvement on 2004.

Annual General Meeting

The Annual General Meeting will be held at 16.00 (Finnish time) on Tuesday 22 March 2005 at the Finlandia Hall, Mannerheimintie 13 e, Helsinki, Finland.

Proposals to the Annual General Meeting

The Board of Directors will propose to the Annual General Meeting cancellation of the shares in treasury and a new repurchase programme.

Appointment of Nomination Committee

Shareholders representing more than 50 per cent of the votes in the Company have proposed that the Annual General Meeting appoint a Nomination Committee to prepare proposals concerning (a) the number of members of the Board of Directors, (b) the members of the Board of Directors, (c) the remuneration for the Chairman, Vice Chairman and members of the Board of Directors and (d) the remuneration for the Chairman and members of the committees of the Board of Directors. The Nomination Committee would consist of four members:

•	the Chairman of the Board of Directors

•	the Vice Chairman of the Board of Directors

•	two members appointed by the two largest shareholders (one each) according to the register of shareholders on 1 October 2005.

The Chairman of the Board of Directors would convene the Nomination Committee and before 31 January 2006 the Nomination Committee would present its proposals for the Annual General Meeting to be held in 2006.

9(21)

Auditor

The above-mentioned shareholders have confirmed that they will propose to the AGM that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as auditor of the Company until the end of the following AGM.

Distribution of Dividend

The Board of Directors will propose to the Annual General Meeting that a dividend of EUR 0.45 per share be paid for the financial year ending 31 December 2004. If the proposal is approved, the dividend payment will be issued on 8 April 2005 to shareholders entered on the dividend record date of 29 March 2005 in the register of shareholders maintained by the Finnish Central Securities Depository, Swedish VPC and Deutsche Bank Trust Company Americas.

New Board members

Shareholders representing more than 50 per cent of the votes in Stora Enso Oyj have confirmed that they will propose to the Annual General Meeting that Gunnar Brock, Birgitta Kantola and Matti Vuoria be elected as new members of the Board of Directors. Krister Ahlström, Björn Hägglund, Barbara Kux and Paavo Pitkänen are not seeking re-election.

This report is unaudited.

Helsinki, 3 February 2005

Stora Enso Oyj

Board of Directors

10(21)

Segments (compared with the previous quarter)

PAPER

Publication Paper

EUR million	2003	2004	Q1/04	Q2/04	Q3/04	Q4/04	Change Q4/Q3%
Sales	4 295.7	4 343.3	1 019.2	1 069.6	1 090.6	1 163.9	6.7
Operating profit*	111.1	91.3	8.7	-3.8	48.2	38.2	-20.7
% of sales	2.6	2.1	0.9	-0.4	4.4	3.3
ROOC,%**	2.8	2.3	0.9	-0.4	4.6	3.6
Deliveries, 1 000 t	6 954	7 398	1 732	1 819	1 846	2 001	8.4
Production, 1 000 t	7 011	7 396	1 830	1 782	1 886	1 899	0.7

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 163.9 million, up 6.7% on the previous quarter due to the usual seasonal strength in deliveries and some price increases in North America. Operating profit was EUR 38.2 million, down 20.7% on the previous quarter because of higher costs and the impact of the weak US dollar. Market-related production curtailments totalled 52 000 (21 000) tonnes in Europe and none (none) in North America.

In Europe demand was substantially better than in the previous year in all publication paper grades. Demand outside Europe remained strong. All mills ran at high operating rates. Prices were stable throughout the period, and in markets outside Europe price increases were implemented. Producer inventories in Europe were lower at the year-end following seasonal patterns and similar to levels a year ago.

In North America demand for magazine paper was good and prices for non-contract customers rose. The volume of imports increased. In newsprint demand was stable. Publication paper producer inventories were unchanged. The weak US dollar depressed revenue for Port Hawkesbury Mill in Canada by about USD 5 million during the quarter.

There is evidence of a general recovery in the advertising-driven paper business in Europe. Growing demand will enable price increases following the contract negotiations for 2005. In North America demand for magazine paper should stay strong and further price increases are expected. Newsprint demand will remain stable and some price increases are anticipated.

Fine Paper

EUR million	2003	2004	Q1/04	Q2/04	Q3/04	Q4/04	Change Q4/Q3%
Sales	3 197.7	3 173.1	788.9	786.3	791.8	806.1	1.8
Operating profit*	153.5	64.3	18.1	4.6	27.9	13.7	-50.9
% of sales	4.8	2.0	2.3	0.6	3.5	1.7
ROOC,%**	4.4	1.9	2.2	0.5	3.2	1.6
Deliveries, 1 000 t	3 591	3 893	959	964	974	995	2.2
Production, 1 000 t	3 624	4 033	984	999	1 041	1 010	-3.0

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 806.1 million, up 1.8% on the previous quarter mainly due to higher deliveries. Operating profit was EUR 13.7 million, down 50.9% on the previous quarter due to annual maintenance shutdowns, higher costs and the weaker US dollar. Market-related production curtailments totalled 13 000 (3 000) tonnes in Europe and 7 000 (none) tonnes in North America (all in speciality papers).

In Europe demand for uncoated fine paper has followed the normal seasonal pattern and is recovering. Industry inventories were normal and prices remained similar to the previous quarter. The expected price increases for the fourth quarter of 2004 did not materialise due to the effects of the weak US dollar.

Demand for coated fine paper in Europe remained good and followed the normal seasonal pattern. Moderate price increases were implemented in some grades during the quarter, but average sales prices decreased due to mix changes. Industry inventories were higher than in the previous quarter, but merchant stocks remained low throughout the quarter.

11(21)

In North America demand for coated fine paper increased substantially during the fourth quarter. The previously announced autumn price increases were largely implemented. Imports into North America increased, particularly from Asia. Demand for speciality paper was rather stable in North America during the fourth quarter. Price increases were implemented in certain grades.

In Asia demand for coated fine paper weakened during the fourth quarter following the normal seasonal pattern. Prices stabilised towards the end of the quarter.

Demand for fine paper is expected to remain good in Europe throughout the first quarter. The indirect effect of the weak US dollar may disturb the supply and demand balance. Coated fine paper prices should stay stable during the first quarter of 2005, but prices for some uncoated grades are still under pressure. In North America demand is expected to remain strong and further price increases are anticipated. In Asia consumption should improve after the Chinese New Year in February.

Merchants

Sales were EUR 183.4 million, up 25.9% on the previous quarter mainly due to the acquisition of Scaldia and strong seasonal demand. Operating profit was EUR 3.9 million, up EUR 2.3 million on the previous quarter due to the volume increase, slightly higher average prices and lower costs.

The first quarter of the year is usually seasonally strong, with volume growth expected in both coated and uncoated fine paper.

PACKAGING BOARDS

EUR million	2003	2004	Q1/04	Q2/04	Q3/04	Q4/04	Change Q4/Q3%
Sales	2 761.6	2 771.5	692.0	704.4	674.6	700.5	3.8
Operating profit*	292.4	277.6	82.1	67.7	84.8	43.0	-49.3
% of sales	10.6	10.0	11.9	9.6	12.6	6.1
ROOC, %**	11.6	10.6	13.1	10.7	13.4	6.5
Deliveries, 1 000 t	3 006	3 119	776	790	766	787	2.7
Production, 1 000 t	3 050	3 090	771	775	798	747	-6.4

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Packaging boards sales were EUR 700.5 million, up 3.8% on the previous quarter as deliveries rose. Operating profit was EUR 43.0 million, 49.3% lower than in the previous quarter, due to holiday season shutdowns with increased maintenance costs, the weaker US dollar and lower production. Market-related production curtailments totalled 8 000 (37 000) tonnes.

Demand was good in all businesses and there were some price increases during the autumn.

Demand is generally expected to remain stable in all businesses. Moderate price increases are anticipated, but their impact may be offset by the weak US dollar.

FOREST PRODUCTS

Wood Products

EUR million	2003	2004	Q1/04	Q2/04	Q3/04	Q4/04	Change Q4/Q3%
Sales	1 400.0	1 566.8	373.1	419.2	388.5	386.0	-0.6
Operating profit*	26.5	34.7	11.4	21.3	10.9	-8.9	N/A
% of sales	1.9	2.2	3.1	5.1	2.8	-2.3
ROOC, %**	5.1	5.2	7.0	12.5	6.3	-5.2
Deliveries, 1 000 m3	5 822	6 664	1 597	1 777	1 595	1 695	6.3

*	Excluding non-recurring items and goodwill amortisation
**	ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 386.0 million, down 0.6% on the previous quarter mainly due to lower sales prices, depressed by US sales price reductions. As a result, there was an operating loss of EUR 8.9 million, a decline of EUR 19.8 million on the previous quarter, as a result of lower sales prices and increased raw material costs in Northern Europe.

12(21)

Globally the wood products market is still stable but European suppliers are suffering from oversupply as well as currency fluctuations and rises in maritime freight rates. Also in the North American and Japanese markets oversupply puts pressure on prices.

The European construction market is polarised. The outlook is weak in the UK, the Netherlands and Germany but good in the rest of Europe. Increased wood supply resulting from the recent storm in Northern Europe will put pressure on sawn product prices. In the USA the construction market is strong but anticipated mortgage rate increases will affect demand later this year. Japanese construction activity should remain largely unchanged on 2004, except for occasional disturbances due to exchange rate effects. However, the further weakening of the US dollar has caused some repatriation of volumes and decreased profits.

In the joinery and retail businesses, volumes and prices are quite stable in Europe and overseas markets.

Demand for redwood in North Africa and the Middle East improved towards the end of 2004.

Wood Supply Europe

Sales were EUR 657.0 million, up 15.6% on the previous quarter mainly due to seasonal reasons. There was an operating loss excluding non-recurring items of EUR 5.4 (profit of EUR 3.1) million due to the challenging supply and demand balance and higher than expected wood costs in the Baltic States and Russia. Difficult weather conditions around the Baltic Sea increased harvesting costs in all operating areas.

Deliveries to the Group’s mills in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 10.2 million cubic metres (solid wood under bark), 3% up on the previous quarter.

The tight wood market around the Baltic at the end of 2004 is expected to turn into a short-term oversupply of long-fibre wood due to storm damage to forests in Sweden and the Baltic States. Most of the short-term fall in wood costs will be offset by increased harvesting and transport costs in the storm-affected areas.

13(21)

Financials

Key Ratios	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004
Earnings per share (basic), EUR	0.10	0.06	0.05	-0.05	0.16	0.49	0.06	0.16	0.18	0.89
Earnings per share excl. non-recurring items, EUR	0.10	0.06	0.08	0.00	0.24	0.06	0.06	0.10	0.03	0.25
Cash earnings per share (CEPS), EUR	0.43	0.41	0.41	0.32	1.57	0.55	0.43	0.51	0.54	2.01
CEPS excl. non-recurring items, EUR	0.43	0.41	0.44	0.35	1.63	0.41	0.43	0.45	0.38	1.67

Return on capital employed (ROCE), %	7.0	3.5	3.2	2.1	4.0	7.9	2.2	7.6	8.3	6.3
ROCE excl. non-recurring items, %	7.0	3.5	4.6	2.6	4.5	3.7	2.2	4.9	1.6	3.0
Return on equity (ROE), %	4.1	2.8	2.1	-2.1	1.7	20.6	2.7	6.6	7.4	9.2
Debt/equity ratio	0.49	0.51	0.51	0.49	0.49	0.39	0.42	0.41	0.38	0.38
Equity per share, EUR	9.39	9.48	9.60	9.49	9.49	9.47	9.56	9.72	9.81	9.81
Equity ratio, %	43.2	43.8	44.2	44.7	44.7	47.8	48.2	48.6	49.9	49.9

Operating profit, % of sales	6.7	3.4	3.2	2.1	3.9	7.3	1.9	6.8	6.9	5.7
Operating profit excl. non-recurring items, % of sales	6.7	3.4	4.6	2.6	4.3	3.4	1.9	4.3	1.3	2.7
Capital expenditure, EUR million	235.8	324.1	303.1	385.2	1 248.2	216.1	281.1	268.1	214.3	979.6
Capital expenditure, % of sales	7.6	10.6	10.1	12.7	10.3	7.2	9.0	8.8	6.6	7.9
Capital employed, EUR million	11 871	11 925	12 029	11 613	11 613	10 579	10 831	10 845	10 671	10 671
Interest-bearing net liabilities, EUR million	3 968	4 071	4 104	3 919	3 919	3 105	3 356	3 343	3 052	3 052

Average number of employees	43 386	44 506	44 737	44 264	44 264	42 446	43 795	44 045	43 779	43 779
Average number of shares (million)
- periodic	866.2	852.9	844.5	841.3	851.1	835.3	831.8	826.3	822.0	828.8
- cumulative	866.2	859.5	854.4	851.1	851.1	835.3	833.6	831.1	828.8	828.8
- cumulative, diluted	866.4	860.5	855.6	852.2	852.2	836.0	834.4	831.9	829.4	829.4

Key Exchange Rates for the Euro

	Closing Rate		Average Rate
One Euro is	31 Dec 2003	31 Dec 2004	2003	2004
SEK	9.0800	9.0206	9.1245	9.1253
USD	1.2630	1.3621	1.1320	1.2440
GBP	0.7048	0.7051	0.6921	0.6786
CAD	1.6234	1.6416	1.5822	1.6166

Condensed Consolidated Income Statement

EUR million	2003	2004
Sales	12 172.3	12 395.8
Other operating income	41.2	153.8
Materials and services	-6 129.3	-6 534.6
Freight and sales commissions	-1 286.8	-1 367.8
Personnel expenses	-2 297.6	-1 937.3
Other operating expenses	-828.0	-831.8
Depreciation, amortisation and impairment charges	-1 200.4	-1 172.0

Operating Profit	471.4	706.1
Share of results of associated companies	-23.0	38.9
Net financial items	-237.7	-106.0

Profit before Tax and Minority Interests	210.7	639.0
Income tax expense	-67.0	108.8

Profit after Tax	143.7	747.8
Minority interests	-5.8	-8.1

Net Profit for the Period	137.9	739.7

Key Ratios
Basic earnings per share, EUR	0.16	0.89
Diluted earnings per share, EUR	0.16	0.89

14(21)

Condensed Consolidated Cash Flow Statement

EUR million	2003	2004
Cash Flow from Operating Activities
Operating profit	471.4	706.1
Adjustments	1 178.3	1 039.1
Change in net working capital	157.9	-545.1
Change in short-term interest-bearing receivables	313.1	444.3

Cash Flow Generated by Operations	2 120.7	1 644.4
Net financial items	-198.1	-124.8
Income taxes paid	-233.8	-114.2

Net Cash Provided by Operating Activities	1 688.8	1 405.4

Cash Flow from Investing Activities
Acquisitions	-241.3	-426.8
Proceeds from sale of fixed assets and shares	60.2	253.9
Capital expenditure	-1 226.7	-979.6
Proceeds from the long-term receivables, net	336.2	-182.5

Net Cash Used in Investing Activities	-1 071.6	-1 335.0

Cash Flow from Financing Activities
Change in long-term liabilities	-957.4	1 261.2
Change in short-term borrowings	1 097.0	-697.5
Dividends paid	-387.7	-375.7
Minority dividends	-1.9	-1.9
Options exercised	-0.9	1.6
Purchase of own shares	-319.1	-198.6

Net Cash Used in Financing Activities	-570.0	-10.8

Net Increase in Cash and Cash Equivalents	47.2	59.6
Cash and bank in acquired companies	3.0	45.9
Cash and bank in sold companies	—	-29.5
Translation differences on cash holdings	-17.2	-3.2
Cash and bank at the beginning of period	168.5	201.5

Cash and Cash Equivalents at Period End	201.5	274.3

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2003	2004
Carrying value at 1 January	12 796.7	12 535.3
Acquisition of subsidiary companies	206.4	190.2
Additions	1 248.2	979.6
Disposals	-54.0	-1 635.3
Depreciation, amortisation and impairment	-1 200.4	-1 172.0
Translation difference and other	-461.6	-189.4

Balance Sheet Total	12 535.3	10 715.5

Acquisitions of Subsidiary Companies
Cash and cash equivalents	3.0	45.9
Working capital	31.2	44.0
Operating fixed assets	132.6	183.3
Interest bearing assets	5.7	0.7
Tax liabilities	-0.2	-19.2
Interest bearing liabilities	-94.1	-11.4
Non-cash share exchange	—	-3.9
Minority interests	-23.8	-69.9

Fair value of net assets	54.4	169.5
Goodwill	73.8	6.9

Total Purchase Consideration	128.2	176.4

15(21)

Borrowings

EUR million	2003	2004
Non-current borrowings	3 404.6	3 328.1
Current borrowings	1 769.6	699.5

	5 174.2	4 027.6

Carrying value at 1 January	5 175.6	5 174.2
Debt acquired with new subsidiaries	94.1	11.4
Debt disposed with sold subsidiaries	—	-1 518.8
Proceeds from / -payments of borrowings (net)	421.5	552.5
Translation difference and other	-517.0	-191.7

Total Borrowings	5 174.2	4 027.6

Transaction Risk and Hedges in 2004

EUR million	EUR	USD	GBP	SEK	CAD	Other	Total
Sales	6 200	3 300	900	1 100	100	800	12 400
Costs	-6 200	-1 800	-200	-2 000	-200	-500	-10 900
Net operating cash flow	0	1 500	700	-900	-100	300	1 500

Transaction hedges as at 31 Dec.		222	136	-103	-28
Hedging percentage as at 31 Dec.		14.8%	19.4%	11.4%	28.0%
Average hedging percentage during 2004		11.9%	30.8%	14.7%	43.3%

Condensed Consolidated Balance Sheet

Assets

EUR million		31 Dec 2003	31 Dec 2004
Fixed and Other Long-term Assets
Fixed assets	O	12 535.3	10 715.5
Investment in associated companies		319.0	568.1
Listed securities	I	227.7	220.1
Unlisted shares	O	140.8	132.7
Non-current loan receivables	I	44.3	233.1
Deferred tax assets	T	12.1	11.4
Other non-current assets	O	170.3	210.5

		13 449.5	12 091.4

Current Assets
Inventories	O	1 623.5	1 771.3
Tax receivables	T	182.5	160.9
Operative receivables	O	1 703.3	1 865.3
Interest-bearing receivables	I	781.8	248.7
Cash and cash equivalents	I	201.5	274.3

		4 492.6	4 320.5

Total assets		17 942.1	16 411.9

16(21)

Shareholders’ Equity and Liabilities

EUR million		31 Dec 2003	31 Dec 2004
Shareholders’ Equity		7 952.9	8 051.1
Minority Interests		60.3	136.1

Long-term Liabilities
Pension provisions	O	911.9	637.8
Other provisions	O	97.1	60.9
Deferred tax liabilities	T	1 777.3	1 320.6
Long-term debt	I	3 404.6	3 328.1
Long-term operative liabilities	O	77.7	153.2

		6 268.6	5 500.6

Current Liabilities
Current portion of long-term debt	I	359.5	102.1
Interest-bearing liabilities	I	1 410.1	597.4
Operative liabilities	O	1 538.3	1 673.1
Tax liabilities	T	352.4	351.5

		3 660.3	2 724.1

Total Liabilities		9 928.9	8 224.7

Total Shareholders’ Equity and Liabilities		17 942.1	16 411.9

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 31 December 2002	1 529.6	1 554.0	-314.9	233.4	-144.4	5 299.2	8 156.9
Effect of adopting IAS 41
Subsidiary companies	—	—	—	—	—	615.4	615.4
Associated companies	—	—	—	—	—	44.0	44.0

Balance at 1 January 2003 (restated)	1 529.6	1 554.0	-314.9	233.4	-144.4	5 958.6	8 816.3
Repurchase of Stora Enso Oyj shares	—	—	-319.1	—	—	—	-319.1
Cancellation of Stora Enso Oyj shares	-60.5	-315.5	376.0	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-387.7	-387.7
Options exercised	0.2	-1.1	—	—	—	—	-0.9
Net profit for the period	—	—	—	—	—	146.6	146.6
OCI entries	—	—	—	-118.8	—	—	-118.8
Translation adjustment	—	—	—	—	-52.7	—	-52.7

Balance at 31 December 2003	1 469.3	1 237.4	-258.0	114.6	-197.1	5 717.5	8 083.7
Restatement of opening balance Finnish Statutory Pension Scheme	—	—	—	—	—	-130.9	-130.9

Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 586.6	7 952.8
Repurchase of Stora Enso Oyj shares	—	—	-198.6	—	—	—	-198.6
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	-11.7	739.7	728.0
OCI entries	—	—	—	-47.0	—	—	-47.0
Translation adjustment	—	—	—	—	-10.0	—	-10.0

Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.8	5 950.6	8 051.1

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

17(21)

Commitments and Contingencies

EUR million	31 Dec 2003	31 Dec 2004
On own Behalf
Pledges given	3.8	0.8
Mortgages	103.5	118.8
On Behalf of Associated Companies
Mortgages	0.8	0.8
Guarantees	48.4	209.3
On Behalf of Others
Pledges given	2.2	0.0
Mortgages	10.9	0.0
Guarantees	13.1	6.8
Other Commitments, Own
Leasing commitments, in next 12 months	34.3	32.6
Leasing commitments, after next 12 months	171.2	159.2
Pension liabilities	3.0	2.2
Other commitments	95.9	59.6

Total	487.1	590.1

Pledges given	6.0	0.8
Mortgages	115.2	119.6
Guarantees	61.5	216.1
Leasing commitments	205.5	191.8
Pension liabilities	3.0	2.2
Other commitments	95.9	59.6

Total	487.1	590.1

18(21)

Net Fair Values of Derivative Financial Instruments

	31 Dec 2003		31 Dec 2004
EUR million	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	106.8	157.1	-5.8	151.3
Interest rate options	0.5	1.4	-0.4	1.0
Cross-currency swaps	-11.0	3.3	-14.9	-11.6
Forward contracts	172.8	94.7	-5.2	89.5
FX Options	0.7	3.2	-1.4	1.8
Commodity contracts	71.5	28.8	-5.2	23.6
Equity swaps	-36.0	21.8	-33.2	-11.4

Total	305.3	310.3	-66.1	244.2

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2003	31 Dec 2004
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	113.7	66.5
Maturity 2–5 years	1 080.4	953.4
Maturity 6–10 years	1 439.2	1 469.9
Maturity over 10 years	—	—

	2 633.3	2 489.8
Interest rate futures	—	—
Interest rate options	23.8	198.4

Total	2 657.1	2 688.2

Foreign Exchange Derivatives
- Cross-currency swap agreements	129.5	102.7
- Forward contracts	3 112.5	2 479.8
- FX Options	208.1	588.3

Total	3 450.1	3 170.8

Commodity derivatives
Commodity contracts	477.0	442.7

Total	477.0	442.7

Equity swaps
Equity swaps	308.4	359.5

Total	308.4	359.5

Sales by Product Area

EUR million	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004
Publication Paper	1 058.3	1 042.8	1 086.3	1 108.3	4 295.7	1 019.2	1 069.6	1 090.6	1 163.9	4 343.3
Fine Paper	852.3	793.9	788.5	763.0	3 197.7	788.9	786.3	791.8	806.1	3 173.1
Merchants	176.1	155.4	139.5	156.6	627.6	160.3	148.5	145.7	183.4	637.9
Other	-72.0	-69.0	-70.4	-69.9	-281.3	-70.4	-68.6	-72.3	-76.5	-287.8

Paper	2 014.7	1 923.1	1 943.9	1 958.0	7 839.7	1 898.0	1 935.8	1 955.8	2 076.9	7 866.5

Packaging Boards	699.0	711.4	691.1	660.1	2 761.6	692.0	704.4	674.6	700.5	2 771.5

Wood Products	316.5	385.6	335.5	362.4	1 400.0	373.1	419.2	388.5	386.0	1 566.8
Wood Supply Europe	534.2	526.7	475.0	538.4	2 074.3	634.9	621.4	568.3	657.0	2 481.6
Other	-143.5	-149.9	-131.7	-165.9	-591.0	-229.8	-225.6	-207.1	-229.0	-891.5

Forest Products	707.2	762.4	678.8	734.9	2 883.3	778.2	815.0	749.7	814.0	3 156.9

Other	-321.8	-339.9	-326.4	-324.2	-1 312.3	-350.3	-352.3	-347.0	-349.5	-1 399.1

Total	3 099.1	3 057.0	2 987.4	3 028.8	12 172.3	3 017.9	3 102.9	3 033.1	3 241.9	12 395.8

19(21)

Restated Operating Profit by Product Area excluding Non-recurring Items and Goodwill Amortisation

EUR million	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004
Publication Paper	35.6	-6.0	39.2	42.3	111.1	8.7	-3.8	48.2	38.2	91.3
Fine Paper	80.7	40.3	23.1	9.4	153.5	18.1	4.6	27.9	13.7	64.3
Merchants	1.5	-1.2	-1.5	-5.5	-6.7	3.3	2.4	1.6	3.9	11.2

Paper	117.8	33.1	60.8	46.2	257.9	30.1	3.2	77.7	55.8	166.8

Packaging Boards	89.4	65.5	87.4	50.1	292.4	82.1	67.7	84.8	43.0	277.6

Wood Products	7.0	14.9	-4.7	9.3	26.5	11.4	21.3	10.9	-8.9	34.7
Wood Supply Europe	34.5	33.8	23.0	25.2	116.5	31.3	3.3	3.1	-5.4	32.3

Forest Products	41.5	48.7	18.3	34.5	143.0	42.7	24.6	14.0	-14.3	67.0

Other Areas	-8.6	-15.7	-6.2	-21.0	-51.5	-28.8	-15.1	-23.2	-17.6	-84.7
Goodwill amortisation	-32.1	-28.0	-23.5	-32.4	-116.0	-22.7	-21.9	-21.7	-24.0	-90.3

Operating Profit excl. Non-recurring Items	208.0	103.6	136.8	77.4	525.8	103.4	58.5	131.6	42.9	336.4
Non-recurring items	—	—	-39.9	-14.5	-54.4	115.7	—	74.1	179.9	369.7

Operating Profit (IAS)	208.0	103.6	96.9	62.9	471.4	219.1	58.5	205.7	222.8	706.1
Net financial items	-81.3	-11.3	-23.4	-121.7	-237.7	-20.3	-26.2	-27.0	-32.5	-106.0
Associated companies	-0.5	-8.5	-9.0	-5.0	-23.0	-2.3	16.7	10.2	14.3	38.9

Profit before Tax and Minority Interests	126.2	83.8	64.5	-63.8	210.7	196.5	49.0	188.9	204.6	639.0
Income tax expense	-39.9	-27.4	-21.1	21.4	-67.0	214.6	5.0	-56.6	-54.2	108.8

Profit after Tax	86.3	56.4	43.4	-42.4	143.7	411.1	54.0	132.3	150.4	747.8
Minority interests	-3.2	-2.3	1.7	-2.0	-5.8	-4.2	-2.1	-1.4	-0.4	-8.1

Net Profit	83.1	54.1	45.1	-44.4	137.9	406.9	51.9	130.9	150.0	739.7

Goodwill Amortisation by Product Area

EUR million	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004
Publication Paper	-7.9	-8.2	-8.1	-10.2	-34.4	-5.7	-5.6	-5.7	-6.2	-23.2
Fine Paper	-10.9	-10.6	-10.6	-11.0	-43.1	-10.2	-9.5	-9.3	-9.8	-38.8
Merchants	-0.6	-0.5	-0.6	-0.5	-2.2	-0.4	-0.5	-0.4	-0.8	-2.1

Paper	-19.4	-19.3	-19.3	-21.7	-79.7	-16.3	-15.6	-15.4	-16.9	-64.2

Packaging Boards	-6.5	-1.5	-1.9	-2.0	-11.9	-1.2	-1.0	-1.1	-1.6	-4.9

Wood Products	-4.0	-6.1	-1.2	-8.7	-20.0	-5.2	-5.3	-5.2	-5.5	-21.2
Wood Supply Europe	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Forest Products	-4.0	-6.1	-1.2	-8.7	-20.0	-5.2	-5.3	-5.2	-5.5	-21.2

Other	-2.2	-1.1	-1.1	0.0	-4.4	0.0	0.0	0.0	0.0	0.0
Total Goodwill	-32.1	-28.0	-23.5	-32.4	-116.0	-22.7	-21.9	-21.7	-24.0	-90.3

Restated Operating Profit by Product Area

EUR million	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04	Q4/04	2004
Publication Paper	27.7	-14.2	1.6	32.1	47.2	3.0	-9.4	73.3	77.6	144.5
Fine Paper	69.8	29.7	2.2	-1.6	100.1	7.9	-4.9	60.1	40.9	104.0
Merchants	0.9	-1.7	-2.1	-6.0	-8.9	2.9	1.9	1.2	3.9	9.9

Paper	98.4	13.8	1.7	24.5	138.4	13.8	-12.4	134.6	122.4	258.4

Packaging Boards	82.9	64.0	85.5	48.1	280.5	80.9	66.7	83.7	108.4	339.7

Wood Products	3.0	8.8	-5.9	0.6	6.5	6.2	16.0	5.7	1.9	29.8
Wood Supply Europe	34.5	33.8	23.0	25.2	116.5	147.0	3.3	3.1	5.2	158.6

Forest Products	37.5	42.6	17.1	25.8	123.0	153.2	19.3	8.8	7.1	188.4

Other	-10.8	-16.8	-7.4	-35.5	-70.5	-28.8	-15.1	-21.4	-15.1	-80.4

Operating Profit	208.0	103.6	96.9	62.9	471.4	219.1	58.5	205.7	222.8	706.1
Net financial items	-81.3	-11.3	-23.4	-121.7	-237.7	-20.3	-26.2	-27.0	-32.5	-106.0
Associated companies	-0.5	-8.5	-9.0	-5.0	-23.0	-2.3	16.7	10.2	14.3	38.9

Profit before Tax and Minority Interests	126.2	83.8	64.5	-63.8	210.7	196.5	49.0	188.9	204.6	639.0
Income tax expense	-39.9	-27.4	-21.1	21.4	-67.0	214.6	5.0	-56.6	-54.2	108.8

Profit after Tax	86.3	56.4	43.4	-42.4	143.7	411.1	54.0	132.3	150.4	747.8
Minority interests	-3.2	-2.3	1.7	-2.0	-5.8	-4.2	-2.1	-1.4	-0.4	-8.1

Net Profit	83.1	54.1	45.1	-44.4	137.9	406.9	51.9	130.9	150.0	739.7

20(21)

Stora Enso Shares

	Helsinki, EUR		Stockholm, SEK		New York, USD
Closing Price	Series A	Series R	Series A	Series R	ADRs
October	11.25	11.19	101.50	101.50	14.21
November	12.00	12.02	108.00	107.50	15.89
December	11.55	11.27	103.00	101.50	15.21

	Helsinki		Stockholm		New York
Trading Volume	Series A	Series R	Series A	Series R	ADRs
October	66 479	76 651 250	84 845	17 740 549	1 822 400
November	337 012	65 804 039	131 080	23 393 107	1 537 200
December	62 152	67 847 845	130 718	13 833 602	962 500

Total	465 643	210 303 134	346 643	54 967 258	4 322 100

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information

Interim Review for January – March 2005	27 April 2005
Interim Review for January – June 2005	27 July 2005
Interim Review for January – September 2005	27 October 2005

Annual General Meeting	22 March 2005

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

21(21)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel